Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On October 25, 2011, Exelon began to use the following slides concerning the proposed merger and other information in a series of meetings with Maryland stakeholders:

Exelon and Constellation Energy Merger Update October 26, 2011 Creating a Clean, Competitive Future

Cautionary Statements Regarding Forward-Looking
Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute
“forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,”
“expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation
(Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations;
(8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors.

Cautionary Statements Regarding Forward-Looking
Information (Continued)
Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission
(SEC), and available at the SEC’s website at www.sec.gov, including: (1)  Exelon’s 2010 Annual Report on Form 10-K in
(a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2)  Exelon’s Quarterly Report on
Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1,
Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3)  Constellation’s 2010 Annual Report on
Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and
Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s
Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk
Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of
Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to
Consolidated Financial Statements, Commitments and Contingencies.  These risks, as well as other risks associated with the proposed merger, are more fully discussed in the definitive joint proxy statement/prospectus included in the Registration
Statement on Form S-4 that Exelon filed with the SEC and that the SEC declared effective on October 11, 2011 in connection with the proposed merger.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find It

In connection with the proposed merger between Exelon and Constellation, Exelon filed with the SEC a Registration
Statement on Form S-4 that included the definitive joint proxy statement/prospectus. The Registration Statement was declared effective by the SEC on October 11, 2011. Exelon and Constellation mailed the definitive joint proxy statement/prospectus to their respective security holders on or about October 12, 2011. WE URGE INVESTORS AND
SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER
RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION about
Exelon, Constellation and the proposed merger. Investors and security holders may obtain copies of all documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn
Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100
Constellation Way, Suite 600C, Baltimore, MD 21202.

Transaction Overview

Transaction Overview
• 100% stock – 0.930 shares of EXC for each share of CEG
• $2.10 per share Exelon dividend maintained
• Expect to close in early 1Q 2012
• Exelon and Constellation shareholder approvals in 4Q 2011
• Regulatory approvals including FERC, DOJ, MD, NY, TX
(1)
• Executive Chairman: Mayo Shattuck
• President and CEO: Chris Crane
• Board of Directors: 16 total (12 from Exelon, 4 from Constellation)
• Exelon Corporation
• 78% Exelon shareholders
• 22% Constellation shareholders
• Corporate headquarters: Chicago, IL
• Constellation headquarters: Baltimore, MD
• No change to utilities’ headquarters
• Significant employee presence maintained in IL, PA and MD
Company Name
Consideration
Pro Forma
Ownership
Headquarters
Governance
Approvals &
Timing

(1)   Secured approval from Texas PUCT on August 3, 2011

This Combination Is Good for Maryland
• Maintains employee presence and platform for growth in Maryland
– Exelon’s Power Team will be combined with Constellation’s wholesale and retail business under the Constellation brand and will be headquartered in Baltimore
– Constellation and Exelon’s renewable energy business headquartered in Baltimore in new or substantially refurbished office center
– BGE maintains independent operations headquartered in Baltimore
– No involuntary merger-related job reductions at BGE for two years after close
• Supports Maryland’s economic development and clean energy infrastructure
– $4 million to support EmPower Maryland Energy Efficiency Act
– 25 MWs of renewable energy development in Maryland (>$50 million)
– Charitable contributions maintained for at least 10 years (~$10 million per year)
• Provides direct benefits to BGE customers
– $15 million commitment for the Maryland PSC to use directly for the benefit of BGE customers
– Over $110 million to BGE residential customers from $100 one-time rate credit
We will bring direct benefits to the State of Maryland, the City of Baltimore and
BGE customers. Total direct investment in excess of $250 million.

Power Generation Assets
Exelon
Constellation
Competitive Retail and Wholesale Operations
MISO
PJM
ERCOT
ISO-NE & NY
West
SERC

Exelon. Constellation Energy

Expertise Across the Energy Value Chain
Reserves (gas)
266 bcf
Owned Generating
Capacity
35 GWs (1)
Electric
Transmission
7,350 miles
Electric & Gas Dist.
6.6 million
customers
Retail &
Wholesale Volumes (2)
Note: Data as of 9/30/11 unless stated otherwise.
(1)  Generation capacity net of physical market mitigation assumed to be 2,648 MW consisting of Brandon Shores (1,273 MW), H.A. Wagner
(976 MW) and CP Crane (399 MW).
(2)  Electric load includes all booked 2011E competitive retail sales, wholesale sales, and sales to load serving entities including ComEd swap as of 9/30/11. Gas load includes all booked and forecasted 2011E competitive retail sales as of 9/30/11.

Upstream Downstream
(Electric & Gas)
~191 TWh, 372 bcf

ComEd
An Exelon Company

PECO
An Exelon Company

BGE

Exelon. Constellation Energy

A Leader in Operating Regulated Utilities in
Large Metropolitan Areas
• 3.8 million electric customers
• Service Territory: 11,300 square miles
• Peak Load
(1)
: 23,753 MW
• 1.6 million electric customers
• 0.5 million gas customers
• Service Territory: 2,100 square miles
• Peak Load
(1)
: 8,983 MW
• 1.2 million electric customers
• 0.7 million gas customers
• Service Territory: 2,300 square miles
• Peak Load
(1)
: 7,236 MW
(1) Peak load represents all-time peak load.

Current Merger Status

Exelon Has Strengthened its Merger Proposal
•
Additional safeguards for BGE
–
New governance measures to ensure BGE is locally managed and has the resources to ensure safe, reliable delivery of power
–
Ring-fencing measures to stay in place
–
MPSC to receive notification on a wide range of financial metrics, to monitor
BGE’s financial health
•
Resolution of market power concerns
–
Settlement with PJM market monitor limits universe of potential buyers of coal plants slated for divestiture, provides assurances on how merged company will bid into PJM

“BGE will remain locally managed, will have the same accountability to the PSC as it currently does, and will have a strong voice at Exelon. As part of Exelon, BGE will continue to provide safe and reliable service to its customers at just and reasonable rates” – Ken DeFontes, BGE CEO

Some Conditions Proposed by Other Parties to the Merger
are Unnecessary and Harmful
•
Dramatic increase in renewable requirement
–
Proposal would require Exelon to build >400 megawatts of renewable energy
–
Unnecessary and would create estimated $1 billion burden to be borne by shareholders or customers
•
Limitations on future growth
–
Proposals would limit potential of the combined company or require divestiture of BGE
•
Rate freeze
–
Would jeopardize BGE’s ability to make needed capital investments

Exelon’s 25 MW renewable proposal is 5x greater than
First Energy/Allegheny commitment

Path Forward

On Track for Merger Close in Early 2012
2011 2012
Q3 Q4 Q1
Submitted HSR filing on May 31, 2011 for review under U.S. antitrust laws and certified compliance with second request
Filed for indirect transfer of Constellation Energy licenses on May 12, 2011
Filed merger approval application related filings on May
20, 2011. Settlement agreement filed with PJM Market
Monitor on October 11, 2011
Expect decision in Q4 2011
Approvals
DOJ
NRC
Maryland  PSC
January 5, 2012
Statutory deadline
Shareholder vote
Shareholder vote
November 17, 2011
FERC
SEC
New York PSC
Texas PUC
Secured approval from Texas PUC on August 3, 2011
Record Date
October 7, 2011
Joint proxy statement declared effective
October 11, 2011
Rebuttal testimony filed
October 12, 2011
Evidentiary hearings begin
October 31, 2011
FERC order expected by
November 16, 2011

Regulatory proceedings are progressing as planned and we are on track to close in early 2012
Note :
On September 26
t
2011, the Department of Public Utilities in Massachusetts concluded that it does not have jurisdiction over the proposed transaction between Exelon and Constellation.
th

Questions?